

JOHNSON EQUITY INCOME FUND

FIRST QUARTER 2020



CONTENTS

INVESTMENT TEAM	PAGE 2
INVESTMENT OBJECTIVE & PHILOSOPHY	PAGE 3
INVESTMENT PROCESS	PAGE 7
RISK MANAGEMENT & SELL DISCIPLINE	PAGE 9
PORTFOLIO CHARACTERISTICS	PAGE 10
PERFORMANCE	PAGE 11



EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA	**Bret Parrish, CFA**
Portfolio Strategy Team Portfolio Manager, Principal *10 years*	Portfolio Strategy Team CIO Equities, Principal *27 years*

Research Analysts

Research Associates

Joe Edelstein, CFA Research Analyst: Consumer Discretionary, Consumer Staples *14 years*	**Chris Godby, CFA** Research Analyst: Technology, Communication Services *12 years*	**Bryan Andress, CFA** Research Analyst: Industrials *6 years*

Brad Morrissey
Research Associate
REITs
2 years

Aaron Taylor, CFA Research Analyst: Energy, Healthcare, Materials, Utilities *25 years*	**William Jung, CFA** Portfolio Strategy Team Research Analyst: Financials *19 years*

Joe Abbott
Research Associate
1 year

Eric Bachus
Portfolio Strategy Team
Portfolio Manager Assistant
1 year

Team as of 3/31/2020. Years of experience as of 12/31/2019



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.



High Quality Stocks vs. Low Quality Stocks (1999 to 2018)

Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.



Excess Returns of High vs. Low Quality During Periods of Market Stress

Source: FactSet

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2018)*

Intra-Year Drop % (Right) — S&P 500 (Left)



Reduced Volatility Leads to Superior Compounding

JEQIX — S&P 500

*Data is based on price returns and does not include dividends

Source: FactSet, Bloomberg

DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.

Growth of $10,000 Invested in S&P 500 for 30 Years (1988 to 2018)



Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2018)*



*Data as of 1/31/1950 – 12/31/2018; based on S&P 500 returns

⮞ Source: Bloomberg



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe
» Market cap over $1 billion
» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
» Socially responsibility criteria

Quality Review
» Strong management team
» Sustainable competitive advantage
» Strong balance sheet
» High quality earnings stream

Valuation Discipline
» Securities will not be purchased unless there is a compelling valuation opportunity
» Primary tool is discounted cash flow

Portfolio Risk
» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
» Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

Portfolio Candidate

Analyst Recommendation → Team Discussion → Investment Decision



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security fails out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed

PORTFOLIO CHARACTERISTICS

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.96	1.00
YIELD	2.16%	2.10%
FORWARD EV/EBITDA	15.27	15.77
MEDIAN 3 YEAR CFROI	17.66%	12.79%
MARKET CAPITALIZATION (BILLIONS)	$176.63	$310.67
% OF PORTFOLIO HOLDINGS WITH S&P EARNINGS QUALITY OF A- OR HIGHER*	61.4%	33.3%
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	55.6%	34.0%

COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (both earnings and balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

RELATIVE SECTOR ALLOCATION



■ JOHNSON EQUITY INCOME

■ S&P 500

Note: Portfolio weights as of 3/31/2020; characteristics exclude cash balance; portfolio characteristics as of 4/15/2020

*Excludes unranked stocks

➤ Source: FactSet, Bloomberg, HOLT

JOHNSON ASSET MANAGEMENT

JOHNSON EQUITY INCOME FUND

Performance Analysis – March 31, 2020



-7.41%
-6.98%
6.44%
5.10%
6.31%
6.73%
7.57%
7.47%
1 Year
3 Year
5 Year
Since Inception
JEQIX
S&P 500

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Johnson Equity Income Fund	-21.02%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%
S&P 500	-19.60%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. The inception date for the fund is January 1, 2006.

Source: Johnson Asset Management

PERFORMANCE VS PEER UNIVERSE

Johnson Equity Income Fund vs Lipper Equity Income Funds Universe


10.0%
0.0%
-10.0%
-20.0%
-30.0%
Return
YTD
1 year
3 years
5 years
7 years
10 years
Johnson Equity Income Fund
Lipper Equity Income IX
S&P 500
5th to 25th Percentile
25th Percentile to Median
Median to 75th Percentile
75th to 95th Percentile

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 3/31/2020. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Source: Zephyr



THANK YOU

JOHNSONASSET.COM

800.541.0170



- CINCINNATI
- CINCINNATI | KENWOOD
- CLEVELAND | AKRON
- COLUMBUS
- DAYTON
- METRO DETROIT

***Disclosure**: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.*



JOHNSON
ASSET MANAGEMENT

IMPORTANT DISCLOSURES

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.



JOHNSON EQUITY INCOME

FIRST QUARTER 2020

Company Name

Date



PRESENTERS AND FIRM OVERVIEW

Charles Rinehart, CFA, CAIA
MANAGING DIRECTOR, PORTFOLIO MANAGER

Brandon Zureick, CFA
DIRECTOR, PORTFOLIO MANAGER

Johnson Asset Management is a national investment management firm based in Cincinnati, Ohio. We are an independent, 100% employee-owned firm with over $3.8 billion in institutional assets under management and over $12.9 billion* in total firm wide assets under management.

Quality is the foundation of the Johnson approach, and we seek to invest with companies making smart capital allocation decisions. The Johnson Equity Income Fund consists of large cap stocks with attractive valuations, shareholder yields, and quality characteristics. The portfolio management team implements a fundamental bottom-up process to build a portfolio designed for consistent outperformance over the benchmark with less volatility.

*Assets as of 12/31/2019



CONTENTS

FIRM OVERVIEW	PAGE 3
INVESTMENT TEAM	PAGE 5
INVESTMENT OBJECTIVE & PHILOSOPHY	PAGE 6
INVESTMENT PROCESS	PAGE 10
RISK MANAGEMENT & SELL DISCIPLINE	PAGE 12
PORTFOLIO CHARACTERISTICS	PAGE 13
PERFORMANCE	PAGE 14



JOHNSON
ASSET MANAGEMENT

A STABLE FIRM BUILT FOR OUR CLIENT'S NEEDS

- Founded in 1965
- Based in Cincinnati, Ohio with a satellite office in Chicago, IL
- Division of Johnson Investment Counsel
- Independent and 100% employee-owned
- Over $3.8 billion in institutional assets under management—over $12.9 billion in total firm assets under management*

"Tim Johnson founded the firm on the idea of merging proven portfolio management with his genuine interest in helping people and institutions."

- Jason Jackman, CFA, President & Chief Investment Officer

*Assets as of 12/31/2019



INSTITUTIONAL ASSETS & CAPABILITIES

Institutional Accounts by Client Type:



Equity Investment Strategies
- Equity Income
- SMID Cap Core Equity
- Enhanced Index

Fixed Income Investment Strategies
- Short Duration Fixed Income
- Intermediate Fixed Income
- Core Fixed Income
- Long Duration Fixed Income
- Custom Liability-Driven Investment

Available Investment Vehicles
- Separate Accounts
- Mutual Funds



JOHNSON ASSET MANAGEMENT

EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Portfolio Strategy Team
Portfolio Manager, Principal
10 years

Bret Parrish, CFA
Portfolio Strategy Team
CIO Equities, Principal
27 years

Research Analysts

Joe Edelstein, CFA
Research Analyst: Consumer Discretionary, Consumer Staples
14 years

Chris Godby, CFA
Research Analyst: Technology, Communication Services
12 years

Bryan Andress, CFA
Research Analyst: Industrials
6 years

Aaron Taylor, CFA
Research Analyst: Energy, Healthcare, Materials, Utilities
25 years

William Jung, CFA
Portfolio Strategy Team
Research Analyst: Financials
19 years

Research Associates

Brad Morrissey
Research Associate
REITs
2 years

Joe Abbott
Research Associate
1 year

Eric Bachus
Portfolio Strategy Team
Portfolio Manager Assistant
1 year

Team as of 3/31/2020. Years of experience as of 12/31/2019



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing investment income
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $1 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable income

WHAT IS "QUALITY" AND WHY IS IT IMPORTANT?

When times are tough, investments in the best companies can provide a safe port in the storm. It is for this reason we invest solely in high quality companies.

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are those in companies with high returns on investment, stable earnings, and low leverage. Over time, investing in companies with these characteristics has reduced risk and increased returns.



High Quality Stocks vs. Low Quality Stocks (1999 to 2018)



Excess Returns of High vs. Low Quality During Periods of Market Stress

Note: "High Quality" is defined as top quintile and "Low Quality" is defined as bottom quintile of Russell 1000 Universe based on the average of the following 7 quality factors: 3 year average CFROIC, CFROIC – WACC, 3 year standard deviation of sales growth, 3 year standard deviation of gross margins, 3 year standard deviation of EBIT margins, net debt/CFFO, and pretax interest coverage.

» Source: FactSet

OUR QUALITY FOCUS HELPS REDUCE VOLATILITY

While the stock market is a proven wealth compounder over time, periods of significant volatility are normal and expected. Simply reducing portfolio volatility is an effective return enhancer over time even if it means not getting 100% of the market's upside.



The Market Has Risen Steadily Over Time Despite Frequent Setbacks (1980 – 2018)*



Reduced Volatility Leads to Superior Compounding

*Data is based on price returns and does not include dividends

≫ Source: FactSet, Bloomberg

DIVIDENDS MATTER – ESPECIALLY FOR THE LONG RUN

Dividends may seem like a small component of total return but the longer your time horizon, the more important they become. That is why we are devoted to providing above average dividend yields and dividend growth to our investors.

Unlike other accounting-based measures of corporate profitability, dividend yield and dividend growth are easily measured and difficult to manipulate. A healthy and growing dividend is often a sign of a healthy and growing business.



Growth of $10,000 Invested in S&P 500 for 30 Years (1988 to 2018)



Median Percentage of Cumulative Return from Dividends and Dividend Reinvestment (1950 – 2018)*

*Data as of 1/31/1950 – 12/31/2018; based on S&P 500 returns

➤ Source: Bloomberg



INVESTMENT PROCESS: IDEA GENERATION



Large Cap Universe

Quality Review

Valuation Discipline

Portfolio Risk

Equity Income Portfolio

Equity Income Universe
› Market cap over $1 billion
› Increasing shareholder yield through dividend increases, buybacks and/or debt reduction
› Socially responsibility criteria

Quality Review
› Strong management team
› Sustainable competitive advantage
› Strong balance sheet
› High quality earnings stream

Valuation Discipline
› Securities will not be purchased unless there is a compelling valuation opportunity
› Primary tool is discounted cash flow

Portfolio Risk
› Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio
› Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team • Superior industry fundamentals • Sustainable competitive advantage • Balance sheet strength • High quality of earnings	• Detailed financial modeling • Discounted cash flow analysis • Relative valuation versus sector, industry and peers • Industry specific measures

Portfolio Candidate

Analyst Recommendation → Team Discussion → Investment Decision



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security fails out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed

PORTFOLIO CHARACTERISTICS

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.96	1.00
YIELD	2.16%	2.10%
FORWARD EV/EBITDA	15.27	15.77
MEDIAN 3 YEAR CFROI	17.66%	12.79%
MARKET CAPITALIZATION (BILLIONS)	$176.63	$310.67
% OF PORTFOLIO HOLDINGS WITH S&P EARNINGS QUALITY OF A- OR HIGHER*	61.4%	33.3%
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	55.6%	34.0%

COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (both earnings and balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

RELATIVE SECTOR ALLOCATION



- JOHNSON EQUITY INCOME
- S&P 500

Note: Portfolio weights as of 3/31/2020; characteristics exclude cash balance; portfolio characteristics as of 4/15/2020

*Excludes unranked stocks

➤ Source: FactSet, Bloomberg, HOLT

13

JOHNSON EQUITY INCOME FUND

Performance Analysis – March 31, 2020



	2020	**2019**	**2018**	**2017**	**2016**	**2015**	**2014**	**2013**	**2012**	**2011**
Johnson Equity Income Fund	-21.02%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%	15.48%	2.59%
S&P 500	-19.60%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%	16.00%	2.11%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. The inception date for the fund is January 1, 2006.

≫ Source: Johnson Asset Management

JOHNSON ASSET MANAGEMENT

PERFORMANCE VS PEER UNIVERSE

Johnson Equity Income Fund vs Lipper Equity Income Funds Universe



10.0%
0.0%
-10.0%
-20.0%
-30.0%
Return
YTD
1 year
3 years
5 years
7 years
10 years
Johnson Equity Income Fund
Lipper Equity Income IX S&P
500
5th to 25th Percentile
25th Percentile to Median
Median to 75th Percentile
75th to 95th Percentile

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 3/31/2020. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

Source: Zephyr





QUESTIONS? PLEASE CONTACT

Brandon Zureick, CFA

DIRECTOR, PORTFOLIO MANAGER

D: 513 661 3100

BZUREICK@JOHNSONASSET.COM

JOHNSONASSET.COM



IMPORTANT DISCLOSURES

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.